CHARTER CORPORATE SERVICES, INC.
3050 E. Chevy Chase Drive
Glendale, CA 91206

Tel. 818 434 8327

January 27, 2009

United States Securities and Exchange Commission
100 F Street, N.E.
Mailstop 3561
Washington, D.C. 20549

Att.     H. Christopher Owings, Esq.
Ronald E. Alper, Esq.

Re:	Charter Corporate Services, Inc. Registration Statement on Form S-1 File No. 333-155432

Gentlemen:

We hereby request acceleration of effective date of the above captioned Registration Statement pursuant to Rule 461 under the Securities Act of 1933. We are requesting effectiveness as of 4:00 P.M. EST on Monday, February 2, 2009 or as soon as thereafter practicable.

In conjunction with this request for acceleration of the effective date, the registrant acknowledges that:

•	the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
 the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We confirm that we are aware of our responsibilities under the Securities Act and the Securities Exchange Act as they relate to the public offering of securities specified in the Registration Statement. Further, we understand that request for acceleration is a confirmation of the fact that we are aware of our responsibilities under the federal securities laws.

Yours truly,

/s/ Patrick C. Brooks
Patrick C. Brooks
Director, President & Chief Executive Officer